SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: August 2019

Commission File Number: 001-38705

ALITHYA GROUP INC.

(Translation of Registrant’s name into English)

700 De La Gauchetière Street West, Suite 2400

Montréal, Québec, Canada H3B 5M2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☐                Form 40-F    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALITHYA GROUP INC.

/s/ Nathalie Forcier
Name:	Nathalie Forcier
Title:	Chief Legal Officer and Corporate Secretary
Date:	August 14, 2019

EXHIBIT INDEX

99.1	Press release of Alithya Group inc. dated August 14, 2019